Direct Dial: 212-801-6752
e-mail: abramowitza@gtlaw.com

November 9, 2006

VIA EDGAR TRANSMISSION
----------------------

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION: Jay Williamson, Esq.
Mail Stop: 35-61

                Re:  Media & Entertainment Holdings, Inc.
                     Amendment No. 5 to
                     Form S-1 Registration Statement
                     File No. 333-128218
                     -------------------


Dear Mr. Reynolds:

        On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 5 ("Amendment No. 5") to the Registrant's Registration Statement on Form S-1 (File No. 333-128218), originally filed with the Commission on September 9, 2005 and amended by Amendment No. 1 thereto ("Amendment No. 1") filed with the Commission on October 17, 2005, Amendment No. 2 thereto ("Amendment No. 2") filed with the Commission on May 11, 2006, Amendment No. 3 thereto ("Amendment No. 3") filed with the Commission on August 25, 2006, and Amendment No. 4 thereto ("Amendment No. 4") filed with the Commission on October 23, 2006 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Registration Statement"), including one complete electronic version of the exhibits listed as filed therewith.

        As discussed in a phone conversation between the undersigned and Mr. Jay Williamson of the Commission, Amendment No. 5 is being filed, in advance of the Commission's response to Amendment No. 4, to reflect the addition of Lazard Capital Markets LLC as a co-representative of the underwriters. Other changes highlighted in Amendment No. 5 reflect (i) a reduction in the exercise price of the public warrants from $6.00 per share to $5.00 per share, (ii) an increase in the portion of the total underwriting discount that is being deferred until the consummation of a business combination (from 2.0% to 2.5% of the gross proceeds of the

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Securities and Exchange Commission
November 9, 2006
Page 2


offering), and (iii) an increase in the management's financial commitment to the Registrant, by means of an increase in the amount of private warrants being purchased (from $1,800,000 to $2,400,000, all of which will be placed in trust). As a result of these changes, the amount of net proceeds from the public offering and the sale of private warrants that will be placed in trust (assuming non-exercise of the over-allotment option) will be increased to $70,490,000, or 97.9% of the gross proceeds of the offering of $72,000,000, which is among the highest percentages in trust among recent examples of this type of offering.

        We also supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters in this offering, as restructured as set forth above, is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        The Registrant is currently planning to conduct a road show in late-November, 2006 and, accordingly, the Registrant would greatly appreciate any effort on the part of the Staff to expedite the review of Amendment No. 5. In that regard, should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 5, as well as its responses to the Commission's comments to Amendment No. 3, please do not hesitate to contact the undersigned by telephone at (212) 801-6752.

        Thank you, in advance, for the Staff's prompt attention to this filing.

                                                   Very truly yours,



                                                   Andrew H. Abramowitz


cc:     Herbert A. Granath
        Harvey M. Seslowsky
        Peter H. Blum
        Stephen J. DeGroat
        James S. Cassel
        Alan I. Annex, Esq.
        Robert S. Matlin, Esq.
        Joseph G. Krassy, Esq.
        Bart H. Friedman